UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SM&A

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

78465D 10 5

(CUSIP Number)

DECEMBER 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78465D 10 5

1.	Names of Reporting Persons Steven S. Myers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,954,609

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,954,609

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,954,609

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.55%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78465D 10 5

1.	Names of Reporting Persons STEVEN S. MYERS REVOCABLE LIVING TRUST DATED DECEMBER 1, 2000, Steven S. Myers, Trustee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,954,609

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,954,609

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,954,609

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.29%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 78465D 10 5

1.	Names of Reporting Persons STEVEN S. MYERS GRANTOR RETAINED ANNUITY TRUST DATED APRIL 23, 2007, Steven S. Myers, Trustee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,000,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,000,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.26%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer SM&A
	(b)	Address of Issuer’s Principal Executive Offices 4695 MacArthur Court, Eighth Floor Newport Beach, California 92660

Item 2.
	(a)	Name of Person Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act") by virtue of their beneficial ownership of common stock of SM&A:  (i) Steven S. Myers, an individual;(ii) Steven S. Myers Revocable Living Trust dated December 1, 2000 (the "Trust"); and (iii) Steven S. Myers Grantor Retained Annuity Trust dated April 23, 2007.  Steven S. Myers and the Trusts are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated February 11, 2008, a copy of which is filed with this Scheduled 13G as Exhibit 2, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

	(b)	Address of Principal Business Office or, if none, Residence Rutan & Tucker, LLP c/o Mr. Thomas Crane 611 Anton Blvd, 14th Floor Costa Mesa, CA 92626
	(c)	Citizenship The Trust is established under the laws of the State of California and Steven S. Myers is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock, par value of $0.0001
	(e)	CUSIP Number 78465D 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Steven S. Myers:

2,954,609 shares

Held as -

Steven S. Myers Revocable Living Trust dated December 1, 2000:  1,954,609 shares

Steven S. Myers Grantor Annuity Trust dated April 23, 2007:  1,000,000 shares

(b) Percent of class: Steven S. Myers: 15.55%% Held as - Steven S. Myers Revocable Living Trust dated December 1, 2000: 10.29%% Steven S. Myers Grantor Annuity Trust dated April 23, 2007: 5.26%%
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

Steven S. Myers:

2,954,609 shares

Held as -

Steven S. Myers Revocable Living Trust dated December 1, 2000:  1,954,609 shares

Steven S. Myers Grantor Annuity Trust dated April 23, 2007:  1,000,000 shares

(ii)

Shared power to vote or to direct the vote

Steven S. Myers:  -0-

Held as -

Steven S. Myers Revocable Living Trust dated December 1, 2000:    -0-

Steven S. Myers Grantor Annuity Trust dated April 23, 2007:    -0-

(iii)

Sole power to dispose or to direct the disposition of

Steven S. Myers:

2,954,609 shares

Held as -

Steven S. Myers Revocable Living Trust dated December 1, 2000:  1,954,609 shares

Steven S. Myers Grantor Annuity Trust dated April 23, 2007:  1,000,000 shares

(iv)

Shared power to dispose or to direct the disposition of

Steven S. Myers:  -0-

Held as  -

Steven S. Myers Revocable Living Trust dated December 1, 2000:    -0-

Steven S. Myers Grantor Annuity Trust dated April 23, 2007:    -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons have filed this Schedule 13G as a group pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.  The identity of each member of the group is set forth in Exhibit 1 attached hereto.

The Reporting Persons entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated February 13, 2001, filed on February 14, 2002 as Exhibit 1 to Form SC 13G and subsequently amended, on February 11, 2008 and filed herewith, pursuant to which they have agreed to file one joint statement with respect to the subject matter of this Schedule 13G.

Item 9.	Notice of Dissolution of Group

The STEVEN MYERS AND PAULA MATHIS REVOCABLE TRUST DATED June 24, 1992 was terminated effective December 1, 2000 pursuant to a plan of marital dissolution.  All further filings with respect to securities reported herein have been filed by Steven S. Myers and Paula Mathis in their individual capacity.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ Steven S. Myers
Signature

Steven S. Myers
Name/Title

February 14, 2008
Date

/s/ Steven S. Myers, Trustee
Signature

Steven S. Myers, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

IDENTIFICATION OF MEMBERS OF THE GROUP

1.               Steven S. Myers

2.               Steven S. Myers Revocable Living Trust dated December 1, 2000

3.               Steven S. Myers Grantor Retained Annuity Trust dated April 23, 2007

Exhibit 2

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(1)                    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)                    Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2008

/s/ Steven S. Myers
STEVEN S. MYERS

STEVEN S. MYERS TRUST DATED DECEMBER 1, 2000

	By:	/s/ Steven S. Myers, Trustee
STEVEN S. MYERS

STEVEN S. MYERS GRANTOR RETAINED ANNUITY TRUST
DATED APRIL 23, 2007

	By:	/s/ Steven S. Myers, Trustee
STEVEN S. MYERS